Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	Year Ended June 30
	2006	2005	2004	2003	2002
Fixed charges:
Interest expense on indebtedness	$42,381	$43,586	$45,324	$45,026	$46,553
Amortization of debt issuance costs	1,487	1,556	1,960	2,500	2,033
Capitalized interest	1,866	418	67	70	1,772
Interest expense on portion of rent expense representative of interest	1,159	1,329	1,561	1,759	1,795
Total fixed charges	$46,893	$46,889	$48,912	$49,355	$52,153

Earnings:
Income (loss) before provision for income taxes	$684	$19,714	$(70,107)	$(42,016)	$(22,924)
Fixed charges per above less capitalized interest	45,027	46,471	48,845	49,285	50,381
Amortization of capitalized interest	685	657	652	647	529

Total earnings	$46,396	$66,842	$(20,610)	$7,916	$27,986

Ratio of earnings to fixed charges*		1.4x

Coverage deficiency	$(497)		$(69,522)	$(41,439)	$(24,167)
*Earnings were inadequate to cover fixed charges during fiscal years 2006, 2004, 2003 and 2002.